UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Exact name of registrant as specified in its charter)

Delaware	1-11353	13-3757370
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

358 South Main Street,
	Burlington, North Carolina	27215
	(Address of principal executive offices)	(Zip Code)

Tracy M. Strong, Senior Vice President, Compliance and Chief Privacy Officer, 336-436-7147

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict	Minerals Disclosure

This Form SD of Laboratory Corporation of America® Holdings and its consolidated subsidiaries (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the year ended December 31, 2020.

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products for which minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (“3TG”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company determined that in the period beginning January 1, 2020 through December 31, 2020, the Company manufactured, or contracted to manufacture, a product for which 3TG are necessary to the functionality or production of the product. As a result of this determination, the Company conducted a good faith reasonable country of origin inquiry (the “RCOI”) regarding the 3TG in its product. The RCOI was reasonably designed to determine whether the 3TG found in the product originated in the Covered Countries or are from recycled or scrap sources. Based on the RCOI, the Company determined that it has no reason to believe that the necessary 3TG used in its product may have originated in the Covered Countries.

The elements of the Company’s RCOI were: the identification of the suppliers of the 3TG contained in the product; data collection; and the assessment to determine whether further due diligence was required.

•	Identification of the suppliers: The Company identified the direct material supplier and upstream supplier of the 3TG contained in the Company’s product (the “Covered Suppliers”).

•

Data collection: To collect information on the 3TG contained in the Company’s product, the Company prepared a questionnaire which requested information on the origin of the 3TG, including (i) whether the 3TG originated in the Covered Countries, (ii) whether the 3TG came from recycled or scrap sources and (iii) whether the 3TG was sourced from other upstream suppliers (the “Questionnaire”). The Company sent the Questionnaire to the direct material supplier and also requested that the direct material supplier send the Questionnaire to the upstream supplier of the 3TG in its supply chain. The Company received responses from the Covered Suppliers.

•	Assessment: Responses from the Covered Suppliers were reviewed by the Company to assess the adequacy of such responses.

The responses that the Company received from the Covered Suppliers indicated that there was no reason to believe that the 3TG supplied to the Company originated in the Covered Countries.

Based on the data collected by the Company through the RCOI, the Company has no reason to believe that the necessary 3TG used in its product manufactured between January 1, 2020 and December 31, 2020 may have originated in the Covered Countries. Accordingly, the Company determined that no additional due diligence measures were required to be taken.

This information is publicly available at: https://ir.labcorp.com/static-files/9d4b38b8-8f53-46a2-8afd-2e04cbdb9ff7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 28, 2021	LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/s/ Sandra van der Vaart
Sandra van der Vaart
Executive Vice President,
Chief Legal Officer and Corporate Secretary